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霍金路偉律師行
December 27, 2024

VIA EDGAR

Mr. Tony Watson

Ms. Angela Lumley

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-4
Confidentially Submitted on November 13, 2024

Dear Mr. Watson, Ms. Lumley, Mr. Anderegg and Ms. Ransom,

On behalf of our client, Polibeli Group Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated December 13, 2024 on the Company’s draft registration statement on Form F-4 confidentially submitted on November 13, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

We represent the Company. To the extent any response relates to information concerning Chenghe Acquisition II Co., and such other persons involved in the proposed business combination as set forth in the Revised Draft Registration Statement, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

Z Dong

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

S Jiang

(New York, USA)

*Notary Public

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco Sao Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Draft Registration Statement on Form F-4

Potential Sources of Dilution, page 11

1.	Please tell us how you determined the reasonably likely range of redemption outcomes and your consideration of disclosing an additional potential outcome in your range of potential redemptions. Refer to Item 1604(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure under the section entitled “Potential Sources of Dilution” on pages xxi, xxii, xxiii, 11 and 12 of the Revised Draft Registration Statement to determine the reasonably likely range of redemption outcomes at quartile intervals based on percentages of the maximum redemptions and disclose additional potential outcomes of 25% redemption and 75% redemption in its range of potential redemptions in accordance with Item 1602(a)(4) and Item 1604(c) of Regulation S-K.

2.	We noted your revised disclosure in response to prior comment 43. Please revise to show, in this table on a line-by-line basis at each redemption scenario:

●	the net tangible book value as of the most recent balance sheet date that you are using as the starting point for your calculation of adjusted net tangible book value;

●	each adjustment to such figure that you are making to arrive at adjusted net tangible book value;

●	each adjustment to the number of shares used as the denominator when calculating adjusted net tangible book value per share. Each redemption level should only show a single adjusted net tangible book value per share, calculated as if the selected redemption level has occurred and to give effect to material probable or consummated transactions and other material effects of the de-SPAC transaction, while excluding the de-SPAC transaction itself.

In response to the Staff’s comment, the Company has revised the disclosure on pages xxi, xxii, xxiii, 11 and 12 of the Revised Draft Registration Statement to present net tangible book value and the number of shares used as the denominator when calculating adjusted net tangible book value per share, on a line-by-line basis at each redemption scenario:

●	using the net tangible book value as of the most recent balance sheet date as the starting point for the calculation of adjusted net tangible book value;

●	each adjustment the Company has made to arrive at adjusted net tangible book value;

●	each adjustment the Company has made to arrive at the adjusted number of outstanding shares used as the denominator when calculating adjusted net tangible book value per share; and

●	ensuring each redemption level only shows a single adjusted net tangible book value per share, calculated as if the selected redemption level has occurred and to give effect to material probable or consummated transactions and other material effects of the de-SPAC transaction, while excluding the de-SPAC transaction itself.

3.	Please tell us and disclose why it is appropriate to present the issuances of shares for the private warrants as sources of dilution in your calculation of net tangible book value per share. Additionally, please enhance your disclosure outside the table to describe each material potential source of future dilution that does not rise to the level of a “material probable or consummated transaction” and thus is not included in the dilution table. Refer of Item 1604(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages xxi, xxii, xxiii, 11 and 12 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it has excluded transactions that constitute potential sources of dilution but considered improbable by SPAC to be effected at or prior to the consummation of the Business Combination, including, the effect of issuance of up to 4,467,495 Company Class A Ordinary Shares (as defined in the Revised Draft Registration Statement) upon the exercise of a total of 4,467,495 SPAC Warrants (as defined in the Revised Draft Registration Statement), while the Company has enhanced the disclosure outside the table to describe such potential sources of dilution and the corresponding effects.

An active trading market for Company Ordinary Shares may not develop..., page 54

4.	We note your response and revised risk factor in response to comment 13. However, we could not find where you revised your related disclosures throughout the prospectus to discuss the specific challenges associated with your continued listing, including the fact that the Company has a sole shareholder and a significant number of shares subject to a lock-up arrangement making it less likely that the combined company will satisfy listing standards. Please revise or advise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages xix, 9, 119 and 150 of the Revised Draft Registration Statement.

Pro Forma Capitalization, page 73

5.

We note your response to comment 15. Revise to include your response in the prospectus or if you believe you have included it, please direct us to the disclosure. Specifically, revise to state that the pre-money enterprise value was arrived at through a “comprehensive analysis of projected revenues and relevant market benchmarks, based on the Enterprise Value-to-Revenue (EV/Revenue) multiple by referencing to the EV/Revenue multiple of public comparable, including PDD Holdings and Shopify Inc., as well as the estimated revenues of the Company in the upcoming years.”

Revise to disclose the underlying analysis in support of this valuation. If the financial information included under “Certain Prospective Operational and Financial Information” was relied upon in this analysis, explain how it translates into the disclosed pre-money enterprise value.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75 and 77 of the Revised Draft Registration Statement.

SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations, page 79

6.	We note your response to comment 23. You state that you have provided revisions on pages xii, 81, 99 and 211, however, it appears that you provided the revision solely on page 81. Please revise your disclosure to provide the revisions on the pages in accordance with your response. In addition, in your future written responses please ensure that the page numbers referred to in your written response correspond to the pages where the revisions have been made in your filing.

In response to the Staff’s comment, the disclosure on page 213 of the Revised Draft Registration Statement has been revised and the Company respectfully advises the Staff that the reference to pages xii and 99 in the previous response letter was a scrivener’s error.

Opinion of EntrepreneurShares LLC, page 80

7.	We note your revised disclosure in response to comment 26. Please augment your disclosure to explain why the implied valuation of $4.0 billion to $5.6 billion was discounted using a period factor of 2.40 and discount rate of 20%. Also define the term WACC.

In response to the Staff’s comment, the disclosure on pages 87 and 88 of the Revised Draft Registration Statement has been revised.

Polibeli Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 190

8.	We note you discuss an increase in other revenue for the six months ended June 30, 2024 compared to June 30, 2023 when it appears the revenue has decreased. In addition, your discussion of year over year changes in other revenue on page 192 does not agree with amounts stated in the table of revenues at the top of page 192. Please clarify or revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 192 and 194 for further clarification on the composition of the Company’s total revenues. The Company respectfully advises the Staff that, as disclosed in the Revised Draft Registration Statement, the Company’s revenues are consisted of revenues from global goods trading and revenues from other business, while revenues from global goods trading business are consisted of revenues from Japan, Indonesia, Europe and America and other geographic markets. The Company also respectfully advises the Staff that, on pages 192 and 194 of the Revised Draft Registration Statement, the revenue amounts of “others” stated in the table under the subsection entitled “Global Goods Trading” refer to the revenues from global goods trading in geographic markets other than Japan, Indonesia, and Europe and America, while the disclosure under the subsection entitled “Others” discusses the revenues from the Company’s business other than global goods trading.

Balance Sheet, page F-3

9.	We have reviewed your response to comment 37 noting you have revised your disclosure. It appears the disclosure of 1,000,000 issued and outstanding ordinary shares in your balance sheet is inconsistent with your disclosure of 500,000,000 issued and outstanding ordinary shares in the statements of changes in shareholders’ deficit. Please clarify or revise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-3 of the Revised Draft Registration Statement to reflect that there should be 500,000,000 and 500,000,000 shares issued and outstanding as of December 31, 2022 and 2023, respectively, which are presented on a retrospective basis to reflect the Reorganization completed on May 27, 2024.

(y) Segment reporting, page F-18

10.	We have reviewed your response to comment 40 noting you have concluded that the entity-wide products-related disclosures under ASC 250-10-50-40 are not necessary since the products provided are essentially similar. Please tell us how you considered the economic characteristics of each of the products you offer when determining if they are similar as it appears from your disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations that certain products such as electronic products, household appliances and toys may have different gross margins.

In response to the Staff’s comment, after further review of the applicable accounting standards ASC 280-10-50-40, the Company has revised the disclosure on pages F-19 and F-49 and throughout the Revised Draft Registration Statement to include entity-wide disclosures of revenues by product and service.

Signatures, page II-5

11.	We note your response to comment 41 but we cannot locate your revisions to page II-5. Please revise to ensure that your principal accounting officer or controller also signs the registration statement, consistent with Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Revised Draft Registration Statement.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Cc:	Fucheng Yan, Chairman, Polibeli Group Ltd

Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd

Yixuan Yuan, Chief Executive Officer and Director, Chenghe Acquisition II Co.

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP